Filed by IAC/InterActiveCorp

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

Vimeo Holdings, Inc.

Vimeo, Inc.

Registration No. 333-251656

Date: May 6, 2021

IAC Q1 2021 Shareholder Letter

May 6, 2021

Dear Shareholders,

In the next few weeks, we expect to finalize the distribution of Vimeo to our shareholders, creating the 11th public company to emerge from IAC. Post-spin, we will continue doing what we must - building great businesses. Each time we deconstruct, we rebuild. We’ve created nearly $50 billion of shareholder value since 2008, when we spun off four businesses containing the vast majority of IAC’s revenue and profits, and $12 billion of value since we separated from Match Group (and once again, the majority of IAC’s profits) in 2020. In total, nearly $100 billion of value has been created since Mr. Diller took control of what was to become IAC in 1995. Compared to our past de-glomerations, this time the remaining IAC will start with more cash ($2.8 billion), more Adjusted EBITDA ($151 million over the last twelve months) and, we think, more opportunity than any of the previous efforts. Whatever the relative point of reference, we’re back where we need to be: building.

	Equity Returns for a Shareholder that Purchased IAC in Each of the Following Periods
	Since 1995	Post-2008 Spin	10 Years Ago	5 Years Ago	Post-MTCH Separation
IAC & Subsequent SpinCos	16%	32%	31%	60%	118%
S&P 500	10%	12%	14%	17%	36%
including dividends	CAGR				Since 7/1/2020

Our biggest asset at the moment, Angi, is in the midst of creatively disrupting the home services industry (and itself) by offering something magical — “one-click” ordering of home services that delight homeowners with simple pricing, no-hassle payment, and guaranteed service. We believe we finally have the volume (over 32 million service requests last year) and the network (over 250,000 service professionals) necessary to deliver this product at scale, and we have begun to unify the company under a single new brand — — to simplify our story. Success will require investment and patience, and our new CEO, Oisin Hanrahan, has an entrepreneur’s ambition to reimagine the category and empower people to properly care for their most valuable asset, their home.

Vimeo, although much smaller than Angi in revenue today, is a close second in value and could eclipse Angi when it separates from IAC in a few weeks (assuming IAC shareholders approve). We thought it worthwhile to use our final communication on Vimeo to trace its history in IAC because Vimeo’s story is instructive in understanding the “IAC Way”. The IAC Way pairs scrappiness and big ambition with the rational patience of permanent capital. We invest into opportunity, empower young leaders, and ultimately hope to graduate the businesses out of the IAC home into life on their own, directly in the hands of our shareholders.

Vimeo

Vimeo became part of IAC in 2006 through the $26 million acquisition of Connected Ventures, a collection of businesses whose main attraction for IAC was a business called College Humor. We believed that a leading brand in comedy would be built on the internet, and College Humor had a great start and a magnet for talent, beginning with the unique culture created by founders Josh Abramson and Ricky Van Veen. They attracted people like Jacob Lodwick and Zach Klein, who co-founded Vimeo inside of Connected Ventures. Vimeo was a tiny but interesting experiment from Lodwick’s creative mind, designed from its first moment to champion the talent behind the video camera rather than those in front of it, with an emphasis on the quality of the video display and, antithetically at the time, placing control of the video and its presentation in the hands of the video creator rather than the platform. While the business model and focus evolved over the years, the creator-centric experience has never wavered.

IAC never made College Humor a successful comedy business, but we ultimately shifted the vast majority of our capital and attention to Vimeo, where we invested more than $300 million over 15 years to build an enduring video software business. IAC has recovered all the capital invested into Vimeo and, based on the valuation of the most recent financing, the shares we distribute to our shareholders would be worth approximately an additional $5 billion, with Vimeo’s best years still ahead.

The path to here, as usual, was neither smooth nor certain for Vimeo. Three years into our ownership we had almost no revenue, and every incremental user offered us little more than an opportunity to lose more money. We debated selling it, and in its darkest moments, even shutting it down. Our largest competitor was investing billions of dollars a year in building a free, ad-supported platform while we had no ads, no revenue, and no business model. Our users, however, were attracted to us not for our money, but for the quality of our product and creative community. Hosting, storing, and sharing videos on Vimeo was a calling card for the creative class. So when we began to charge for our services to fund some of the losses, the users stayed, and we reinvested everything back into the product.

Similar video platforms, generally selling advertisements against large video viewership, had attracted significant attention and capital during Vimeo’s early years, and common knowledge at the time suggested that Vimeo too should turn to ads. At IAC, we believe that common knowledge leads to common results and we aspire to exceptional results. Going against the orthodoxy is always a challenge, but required particular courage to support our conviction when we rejected multiple acquisition offers from buyers looking to monetize Vimeo with ads, with valuations well in excess of what our existing financial performance could support. Fortunately, 41% of IAC’s votes reside with IAC’s Chairperson, who lacks neither courage nor conviction, and we focused on the long-term potential.

We briefly tried our hand at building our own subscription video streaming service, loaded with proprietary content, to add another business line to the steady growth of the SaaS (Software-as-a-Service) video tools business, whose addressable market at the time seemed too small. We quickly hired a team to lead the effort, but before we could spend our first dollar making content, several billion incremental dollars’ worth of competition from the world’s largest platforms flooded into the market. We realized that where we previously had avoided the crowds on ad-supported video platforms, we suddenly joined a crowd in subscription video streaming, and a dangerous crowd at that. Meanwhile, a talented young leader had emerged in the video tools business, and she was quietly but convincingly building the contrarian case that the opportunity for Vimeo’s software-as-a-service could be even bigger for us, in a substantially less competitive market, and worthy of passing up the enormous streaming option to go all-in on SaaS video tools. As we described it to shareholders at the time in 2017:

“We made a big strategy shift… our [SaaS tools] growth is accelerating, up 15% year-over-year to 828,000 subscribers paying on average over $100 annually (and increasing), unit economics are improving, our subscriber satisfaction scores are through the roof, the average subscriber stays on the platform for 4.5 years (and growing), gross margins are approaching 60% with room to run and the market opportunity is significant, with a natural tailwind as video becomes a critical tool to individuals and businesses of all sizes. We estimate that the total addressable market just for creator services is approaching $10 billion, and growing as technology continues to democratize the creation and distribution of video… So with a market big enough, and momentum strong enough, we want all our talent singularly focused on this overflowing product roadmap with resources, clarity, and speed.”

When we recognized that video tools wouldn’t be relegated to the tiny population of the world’s exceptionally talented storytellers, and every business would need the capacity to create and share video to communicate with its constituents, we named Anjali Sud Vimeo’s new CEO, shifted every Vimean to work on the new strategy, and poured another $250 million of capital into the opportunity. Nearly every stat we laid out in 2017 to rationalize the strategy shift has doubled and continues to increase:

We opened our wallet to accelerate growth before the rest of the market caught onto the opportunity. We grew the team from 246 to 818 people, including 366 engineers. We completed three acquisitions to add new capabilities such as live streaming and mobile video creation, which we fully integrated into Vimeo’s platform. And then we found ourselves in the right place at the right time. We certainly didn’t expect a pandemic, but when social distancing and remote work moved video from a benefit to a requirement, Vimeo’s growth took off.

Vimeo’s still at the beginning of its story, but emblematic of IAC’s philosophy – appreciating the burdens and benefits of forever ownership, maintaining courage of conviction while valuing optionality and the ability to adapt quickly, understanding current trends while rejecting prevailing wisdom, and using capital to accelerate strength but not relying on capital as a crutch for weakness. Most importantly, we empower bold people with big visions.

Dotdash

The Dotdash story, generally underappreciated, is remarkably similar to Vimeo. Dotdash is winning at the moment because we similarly avoided the hot trends in the category and CEO Neil Vogel had the courage of conviction to convince IAC to make a contrarian bet. Publishing competitors were raising small fortunes of capital at ever-increasing valuations, farming user data, creating “promoted content” for social networks, and racking up audience counts by churning out articles comprised of clickbait-y lists known as “listicles”, quizzes, or other trending and low-intent content.

Dotdash was essentially ignored – a different type of publisher making intent-driven content to address user questions around health, finance, home, food, and beauty – and we lost $17 million on $78 million of revenue in 2016. Neil and team were unperturbed. They didn’t make noise and they didn’t aggregate user data. They just kept investing what now amounts to nearly $200 million into premium content with real user utility, such that every article published on Dotdash’s collection of category-specific brands was relevant to a known audience and the freshest, most reliable content of its kind on the internet.

Now, we find Dotdash in an enviable position with engaged readers and recurring direct-sold advertisers who retain like Vimeo’s enterprise customers. Those same hot businesses who dismissed Dotdash are now asking us to merge. Advertisers now put a premium on high quality, safe content that connects them directly with a contextual user need, and have realized that “promoted content” is neither promoted nor content. As the largest platforms roll out tools this year to meaningfully curtail tracking user data, our audience becomes more attractive.

The publishing market will always be competitive and naturally attracts new entrants regularly, but we continue to believe Dotdash has built a moat that expands with every content investment and recurring advertiser relationship. The results are impressive. Dotdash has compounded revenue at 33% annually over the last 3 years while achieving over 30% Adjusted EBITDA margins in 2020. As a point of reference, no company in the S&P 500 grew revenue more than 25% for each of the past 3 years while achieving over 30% margins in 2020. We’ve added to the organic growth with eight acquisitions, and we’re not done.

Angi

Over the last decade, Angi has successfully built America’s pre-eminent home services marketplace, creating a network of vetted service professionals and, through a collection of brands, offering consumers several ways to match with the right service professional for every job. But now, similar to opportunities in video and publishing, we see an opportunity to disrupt home services with “Angi Services” – the now official name for the pre-priced booking product we launched in August 2019 which enables consumers to instantly purchase a home service directly on our platform. Initially focused on retail partnerships where consumers purchased installation and assembly services from retailers upon checkout, we’ve now evolved the service to cover hundreds of tasks (40% of our total) which customers can book and pay for with just a few clicks. We booked Angi Services jobs totaling $55 million in revenue last quarter.

We intend to deepen our investment here for two primary reasons:

(1)	A better experience will increase the rate at which consumers return to our platform. Consumers that have a positive experience (which is most of them) buying Angi Services repeat at rates multiples higher than those that merely enter a service request. Those consumers that use our mobile app and annual subscription repeat even higher.

(2)	As we drive demand to Angi Services in more regions, not only are we seeing an increase in Transacting Service Professionals but a step up in the engagement and revenue potential of those service professionals in those regions. We believe a very large number of regions can achieve the scale necessary to drive this dynamic.

Building liquidity requires real investment as we enter new geographies and refine the experience, and we’ll invest almost $60 million this year into expansion. The exciting (and slightly scary) thing is that success will likely require even more capital next year, but we have seen enough signals to push further ahead.

We also took a big step forward this past quarter by beginning to consolidate our efforts under a single new brand – Angi. Building a brand takes time and capital, and changing our main website to www.angi.com requires some mercy from the search gods. We anticipate about $40 million profits impact as we navigate through the change of domains, exacerbated in the near-term by shifting consumer behavior as the pandemic eases. We experienced similar impacts at Dotdash when we migrated from About.com and left behind a legacy of traffic and link authority valued by the search engines, and again when we migrated from ServiceMagic to HomeAdvisor. But we believe that the payoff in the long run of getting it right –ultimately driving all our product, marketing and sales efforts around a singular brand capable of delivering an unrivaled experience – will be worth it. In replacement of the distraction and duplicative effort which comes from having multiple sites, we will be able to focus on what matters most – delivering a magical experience which lets users connect with service professionals in the best possible way for the particular job.

The rest of the portfolio is humming along nicely right now and building confidence in the next phase for IAC. Care.com continues to make strides building the foundation for a modern marketplace business in a massive category — it generated $77 million of revenue this quarter and in April returned to growth in its core consumer offering. Both Turo and MGM are in an excellent position to benefit as regional travel continues to pick up and people look to get out of the house after a confining year. An astute observer will note that we could have bought many things at the same time we bought MGM and done similarly well, but I don’t believe that lumber (also up approximately 250% over that time period), for example, will maintain as enduring a premium as MGM over the coming decades, and it certainly won’t be moving online with the same vigor.

As we rebuild IAC, the lessons of our past give us confidence to question the status quo, follow our convictions, and go against prevailing wisdom to build great companies. With a forever timeline and a view that our shareholders will ultimately be the owners of each of our assets, we remain committed to creating things meant to endure market cycles, fads, and popular opinions. Until next time, we will keep building….

Sincerely,

Joey Levin

CEO

2021 Monthly Trends through April (a):

	Jan '21	Feb '21	Mar '21	Apr '21
Angi Inc.

Marketplace Revenue	4%	-2%	35%	27%
Advertising and Other Revenue	6%	5%	10%	10%
Total North America Revenue	5%	-1%	30%	23%
Europe Revenue	18%	27%	61%	53%
Total Revenue	6%	1%	31%	25%

Marketplace Service Requests	10%	17%	60%	30%
Marketplace Monetized Transactions	0%	3%	46%	28%
Marketplace Transacting Service Professionals	11%	9%	11%	14%
Advertising Service Professionals	7%	6%	6%	7%

Vimeo
Total Revenue	57%	54%	60%	46%
Subscribers	25%	26%	25%	21%
Average Revenue per User ("ARPU")	26%	27%	27%	19%

Dotdash
Display Advertising Revenue	24%	20%	28%	71%
Performance Marketing Revenue	111%	100%	87%	62%
Total Revenue	54%	45%	47%	67%

Search
Ask Media Group Revenue	33%	30%	66%	85%
Desktop Revenue	-35%	-32%	-24%	-30%
Total Revenue	9%	8%	35%	43%

Emerging & Other

Total Revenue	137%	83%	41%	37%

(a) As of the date of this document, the Company has not yet completed its financial close process for April 2021.  As a result, the information herein is preliminary and based upon information available to the Company as of the date of this document.  During the course of the financial close process, the Company may identify items that would require it to make adjustments, which may impact growth rates and be material to the information presented above.

Webcast and Conference Call Details

IAC and ANGI Homeservices will livestream a joint video conference call to answer questions on May 7, 2021 at 8:30 a.m. Eastern Time. The livestream will be open to the public at ir.iac.com or ir.angi.com. This letter will not be read on the call.

IAC Trailing Twelve Months Operating Income to Adjusted EBITDA Reconciliation:

3/31/2021 Trailing
($ in millions)	Twelve Months
Operating loss	$(272)
Stock-based compensation expense	183
Depreciation	73
Amortization of intangibles	115
Acquisition-related contingent consideration fair value adjustments	(1)
Goodwill impairment	53
Adjusted EBITDA	$151

Dotdash FY 2020 Operating Income Margin to Adjusted EBITDA Margin Reconciliation:

FY
($ in millions)	2020
Operating income	$50
Operating income margin	24%
Depreciation	3
Amortization of intangibles	14
Adjusted EBITDA	$67
Adjusted EBITDA margin	31%

Cautionary Statement Regarding Forward-Looking Information

This letter and the livestream, which will be held at 8:30 a.m. Eastern Time on Friday, May 7, 2021, may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The use of words such as "anticipates," "estimates," "expects," "plans" and "believes," among others, generally identify forward-looking statements. This document may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The use of words such as "anticipates," "estimates," "expects," "plans" and "believes," among others, generally identify forward-looking statements. These forward-looking statements include, among others, statements relating to: IAC’s future financial performance, business prospects and strategy, including the possibility of separating Vimeo from IAC, anticipated trends and prospects in the industries in which IAC’s businesses operate and other similar matters. Actual results could differ materially from those contained in these forward-looking statements for a variety of reasons, including, among others: (i) our ability to market our products and services in a successful and cost-effective manner, (ii) the display of links to websites offering our products and services in a prominent manner in search results, (iii) changes in our relationship with (or policies implemented by) Google, (iv) our continued ability to market, distribute and monetize our products and services through search engines, digital app stores and social media platforms, (v) the failure or delay of the markets and industries in which our businesses operate to migrate online and the continued growth and acceptance of online products and services as effective alternatives to traditional products and services, (vi) our continued ability to develop and monetize versions of our products and services for mobile and other digital devices, (vii) our ability to establish and maintain relationships with quality and trustworthy service professionals and caregivers, (viii) the ability of Angi Inc. to successfully implement its brand initiative (which could involve substantial costs, including as a result of a continued negative impact on its organic search placement) and expand Angi Services (its pre-priced offering), (ix) our ability to engage directly with users, subscribers, consumers, service professionals and caregivers directly on a timely basis, (x) our ability to access, collect and use personal data about our users and subscribers, (xi) the ability of our Chairman and Senior Executive, certain members of his family and our Chief Executive Officer to exercise significant influence over the composition of our board of directors, matters subject to stockholder approval and our operations, (xii) our inability to freely access the cash of Angi Inc. and its subsidiaries, (xiii) dilution with respect to our investment in Angi Inc., (xiv) certain risks relating to our Vimeo business (its total addressable market may be smaller than expected, it may not have the right product/market fit, its ability to convert free users into subscribers, its ability to scale its business effectively, service interruptions and increased hosting and delivery costs), (xv) our ability to compete, (xvi) adverse economic events or trends (particularly those that adversely impact advertising spending levels and consumer confidence and spending behavior), either generally and/or in any of the markets in which our businesses operate, (xvii) our ability to build, maintain and/or enhance our various brands, (xviii) the impact of the COVID-19 outbreak on our businesses, (xix) our ability to protect our systems, technology and infrastructure from cyberattacks and to protect personal and confidential user information, as well as cyberattacks experienced by third parties, (xx) the occurrence of data security breaches and/or fraud, (xxi) increased liabilities and costs related to the processing, storage, use and disclosure of personal and confidential user information, (xxii) the integrity, quality, efficiency and scalability of our systems, technology and infrastructure (and those of third parties with whom we do business), (xxiii) changes in key personnel and (xxiv) certain risks related to the Spin-off (the market price of IAC securities could decline if the Spin-off is not completed, some or all of the expected benefits from the Spin-off may not be achieved, increased vulnerability to changing market conditions as a smaller, less diversified company following the completion of the Spin-off, the failure of the Spin-off to qualify as a transaction generally tax-free for U.S. federal income tax purposes, certain conflicts of interest, the value of IAC and Vimeo securities following the Spin-off might be less than the value of IAC securities before the completion of the Spin-off and decreases in the market price of IAC securities following the completion of the Spin-off for a variety of reasons, among other risks)..  Certain of these and other risks and uncertainties are discussed in IAC’s filings with the Securities and Exchange Commission. Other unknown or unpredictable factors that could also adversely affect IAC's business, financial condition and results of operations may arise from time to time. In light of these risks and uncertainties, these forward-looking statements may not prove to be accurate. Accordingly, you should not place undue reliance on these forward-looking statements, which only reflect the views of IAC’s management as of the date of this letter. IAC does not undertake to update these forward-looking statements.

No Offer or Solicitation / Additional Information and Where To Find It

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is being made in respect of a proposed transaction involving IAC, Vimeo Holdings and Vimeo. In connection with the proposed transaction, IAC and Vimeo Holdings have filed with the Securities and Exchange Commission (the “SEC”) a joint registration statement on Form S-4/A (the “Form S-4”) that includes a proxy statement/prospectus of IAC, and a consent solicitation statement of Vimeo, and IAC and Vimeo Holdings may file one or more other documents with the SEC. The Form S-4 was declared effective by the SEC on April 8, 2021. Each of IAC and Vimeo has mailed or otherwise made available the definitive proxy statement/prospectus/consent solicitation statement to its shareholders as required by applicable law. This communication is not a substitute for any proxy statement or any other document that may be filed with the SEC in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF IAC AND VIMEO ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC's website, www.sec.gov. Copies of documents filed with the SEC by IAC may be obtained free of charge on IAC's website at www.iac.com.

Participants in the Solicitation

IAC, Vimeo Holdings and Vimeo, and IAC's and Vimeo Holdings’ directors and executive officers, may be deemed to be participants in the solicitation of proxies from IAC's stockholders in favor of the proposed Spin-off and the solicitation of consents from Vimeo's stockholders in favor of the proposed transaction under the rules of the SEC. Information about IAC's and Vimeo Holdings’ directors and executive officers is available in the joint proxy statement/consent solicitation statement/prospectus filed with the SEC on April 8, 2021. Additional information regarding participants in the solicitations and a description of their direct and indirect interests is included in the joint proxy statement/consent solicitation statement/prospectus filed with the SEC on April 8, 2021, and any other relevant documents filed or which may be filed.